Mail Stop 3561

February 28, 2007

Mr. Richard Sands
Chairman of the Board and CEO
Constellation Brands, Inc.
370 Woodcliff Dr., Suite 300
Fairport, NY 14450

> **Re: Constellation Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2006**
> **Filed May 2, 2006**
> **File No. 1-08495**

Dear Mr. Sands:

We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your document. Please provide a written
response to our comments. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 28, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

1. Where you identify intermediate causes of changes in your operating results, also
   describe the reasons underlying the intermediate causes. For example, you
   disclose on pages 30 and 31 that your fiscal 2006 net sales benefited from volume
   growth in your branded wine product line and your Mexican beer portfolio.

Please explain in reasonable detail the applicable factors, such as movements in retail prices, new products, or promotional activity that caused volume to increase in these product lines. See SEC Release No. 33-8350.

2. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, with respect to the change in selling, general and administrative expenses of the Constellation Wine segment from fiscal year 2005 to 2006, please quantify the extent to which the changes are attributable to the various contributing factors, such as selling expenses, advertising expenses, and the U.K. defined benefit plan adjustment. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Financial Liquidity and Capital Resources, page 39

3. In future filings please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Contractual Obligations and Commitments, page 43

4. Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Critical Accounting Policies, page 44

5. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the

likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing your goodwill or indefinite-lived intangible assets for impairment would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. In this regard, it appears that including a discussion of your accounting policies and underlying estimates for restructuring activities to your critical accounting policies would be informative given your consecutive restructuring activities in recent years. Please refer to SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 3. Acquisitions, page 69

6. We note that you acquired The Robert Mondavi Corporation on December 22, 2004. Since it appears that the financial statements of the acquiree were not filed subject to Rule 3-05 of Regulation S-X in an Item 9.01 Form 8-K, please provide us with your significance tests under Rule 210.1-02(w) of Regulation S-X supporting your determination that acquiree and pro forma financial statements were not necessary.

Note 16. Earnings per Common Share, page 92

7. We note that you have two classes of common stock and that you present basic earnings per share (EPS) using the two-class method. As required by paragraph 61(d) of SFAS 128, please also present diluted EPS data for each class of common stock. We advise you that your diluted EPS for Class A common stock should be based on the more dilutive of the two-class method or the if-converted method. Furthermore, diluted EPS for Class B common stock should be presented without assuming conversion. Please provide us with your historical EPS calculations had you assumed application of this guidance to the historical annual periods presented.

Note 20. Restructuring and Related Charges, page 94

8. As required by paragraph 20 of SFAS 146, please revise your disclosure in future filings to further detail the facts and circumstances leading to your restructuring activities.

9. Please tell us and disclose the types of expenses that you include in the "Acquisition-related Integration Costs" line item and the types of expenses that you include in the "Restructuring and Related Charges" line item of your statements of income.

Note 22. Business Segment Information, page 102

10. You disclose on page 103 that adverse grape costs represent the amount of historical inventory cost on Robert Mondavi's balance sheet that exceeds your estimated ongoing grape cost and is primarily due to the purchase of grapes by Robert Mondavi prior to the acquisition date at above-market prices. You further disclose that you recognized a flow through of inventory step-up associated primarily with the Robert Mondavi acquisition. If, as we assume, you recorded the acquired grape inventory at current replacement costs as stipulated by paragraph 37(c.)(3) of SFAS 141, please explain to us why a "flow through" of adverse grape costs is necessary. Please also tell us if the step-up of inventory included your grape inventory or only your finished goods and/or work in process inventories.

Note 25. Selected Quarterly Financial Information (Unaudited), page 107

11. We note that you disclose the components of and subtotals for "acquisition-related integration costs, restructuring and related charges, and unusual costs." As these non-GAAP measures are subject to the prohibition, disclosure and reconciliation requirements in Item 10(e) of Regulation S-K, please tell us why you believe disclosure of these measures are allowable. If you are able to justify presentation of these disclosures, you must meet the burden of demonstrating the usefulness of these non-GAAP measures. Therefore, please disclose the following information in future filings:

- The manner in which you use these non-GAAP measures to conduct or evaluate business;

- The economic substance behind your decision to use these measures;

- The material limitations associated with use of these non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure, and;

- The substantive reasons why you believe these non-GAAP financial measures provide useful information to investors.

In addition to the above guidance, please ensure that you provide a reconciliation, preferably in tabular form, which reconciles each non-GAAP measure to the most directly comparable GAAP measure. For further guidance, see Item 10(e) of Regulation S-K and questions 8 and 9 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available at www.sec.gov.

Controls and Procedures, page 109

12. You state in the conclusion that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. In future filings, please also state that your officers concluded, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Schedule II – Valuation and Qualifying Accounts

13. We note that your filing excludes a Valuation and Qualifying Accounts schedule that lists, by major classes, all valuation and qualifying accounts and reserves not included in specific schedules. We further note that your financial statements include, at a minimum, valuation accounts such as provisions for sales returns and uncollectible accounts receivable. Please either revise future filings to include this schedule or otherwise tell us why you believe the schedule is not required. See Rules 5-04 and 12-09 of Regulation S-X.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief